UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 15, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **AngloGold Ashanti Delivers Solid Q2 2013 Operational Performance**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

15 July 2013

ANGLOGOLD ASHANTI LIMITED: AngloGold Ashanti Delivers Solid Q2 2013 Operational Performance

AngloGold Ashanti is pleased to report a solid second quarter operational performance with production of 935,000oz at a total cash cost of between $900/oz and $920/oz. This is in line with market guidance of 900,000oz to 950,000oz at a total cash cost of $900/oz to $950/oz. Detailed operating and financial results for the three months to 30 June 2013 will be released in August 2013.

"It's been a strong performance in a challenging environment from our operators and from the teams developing our two new, high-quality projects," Srinivasan Venkatakrishnan, Chief Executive Officer of AngloGold Ashanti, said. "In light of the $220/oz drop in the average quarterly gold price which will negatively impact our second quarter results, we've moved decisively on all fronts to sharpen our focus on efficiency and to tighten up on costs, overheads and capital."

AngloGold Ashanti is the world's third-largest gold producer, with 21 operations in 10 countries and a portfolio of exploration assets. In addition to its existing portfolio, two new mines – Tropicana Joint Venture in Australia and the Kibali Joint Venture in the Democratic Republic of Congo -- are in development and are scheduled to start production before the end of this year. Together, these two projects are proceeding to plan and are expected to add in 2014, attributable production of approximately 550,000oz to 600,000ozs at a combined average total cash cost of less than our current average. AngloGold Ashanti is pleased to note comments made last week by Mark Bristow, the CEO of Kibali joint venture partner and operator, Randgold Resources Limited, that the operation may produce gold as early as October of this year.

AngloGold Ashanti continues to focus on safe, sustainable free cash flow generation by protecting margins and returns. To this end, work is progressing on an initiative which aims to realise savings in both operating and indirect costs, as well as sustaining capital expenditure over the next 18 months. In light of lower and more volatile gold prices, capital expenditure is being focused on the group's highest quality assets, while curtailing spending or suspending operations at projects that may yield lower returns. In addition, we may seek partners for certain of our projects. Exploration spending is being reduced through a more tightly focused global drilling programme, and overhead costs are being significantly rationalised. Details of progress made on these cost saving and efficiency improvement programmes will be provided along with second-quarter financial results next month.

In line with its commitment to move decisively to remove marginal ounces from its production profile and to optimise free cashflow generation, AngloGold Ashanti is revising its current mine plans. Given this strategy and the prevailing gold price, AngloGold Ashanti's annual guidance for 2013 is now between 4.0Moz and 4.1Moz, which compares to previous guidance of 4.1Moz to 4.4Moz.

In accordance with the International Financial Reporting Standards ("IFRS"), given a range of indicators that have changed including the sharp drop in gold prices thus far in 2013, reduction in market capitalisation and higher discount rates, AngloGold Ashanti has reviewed its carrying value of its mining assets (including ore-stock piles).   Over the remainder of 2013 all business plans and associated reserves and resources will be revised and optimised to reflect the lower gold price assumptions, associated mitigation measures and management initiatives to improve margins and cash flow. In the meantime, using preliminary analysis based on revised forecast gold prices, AngloGold Ashanti expects to book in its second quarter 2013 financial results a charge of US$2.2bn – US$2.6bn (post-tax) in relation to impairments and revaluation to net realisable value of its mining assets (including ore stock piles). These charges will not impact cash flow and are excluded for the purposes of the financial covenant included within the Company's banking agreements.

SPONSOR: UBS South Africa (Pty) Limited

ENDS

Media	**Tel:**	**E-mail:**
Alan Fine	+27-11 637- 6383 / +27 (0) 83 250 0757	afine@anglogoldashanti.com
Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
General inquiries	+27 11 637 6031	media@anglogoldashanti.com
Investors		
Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe)	+44 779 497 7881 / +44 1225 93 8483	mbedford@anglogoldashanti.com
Fundisa Mgidi (South Africa)	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com
General inquiries	+27 11 637 6059	investors@anglogoldashanti.com

Disclaimer

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to the document entitled "Risk factors related to AngloGold Ashanti's suite of 2012 reports" on the AngloGold Ashanti online corporate report website at www.aga-reports.com. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 15, 2013

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: Group General Counsel and Company Secretary